VIA EDGAR

December 12, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonim Technologies, Inc.
Registration Statement on Form S-3
File No. 333-275847

Acceleration Request
Requested Date:	December 15, 2023
Requested Time:	4:01 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Sonim Technologies, Inc. (the “Company”) hereby requests the Securities and Exchange Commission take appropriate action to cause the above-referenced registration statement (the “Registration Statement”) to become effective on December 15, 2023, at 4:01 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Venable LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Venable LLP, by calling William N. Haddad at (212) 503-9812 or, in his absence Kirill Y. Nikonov at (212) 218-2245.

Very truly yours,

SONIM TECHNOLOGIES, INC.

By:	/s/ Hao (Peter) Liu
Name:	Hao (Peter) Liu
Title:	Chief Executive Officer

cc:	William N. Haddad, Venable LLP
Kirill Y. Nikonov, Venable LLP